EXHIBIT 21

SUBSIDIARIES OF WERNER ENTERPRISES, INC.

JURISDICTION OF
	SUBSIDIARY	ORGANIZATION

1.	Gra-Gar, LLC	Delaware
2.	Werner Management, Inc.	Nebraska
3.	Fleet Truck Sales, Inc., dba Werner Fleet Sales	Nebraska
4.	Werner Global Logistics, Inc.	Nebraska
5.	Werner Transportation, Inc.	Nebraska
6.	Werner de Mexico, S. de R.L. de C.V.	Mexico
7.	Werner Enterprises Canada Corporation	Canada
8.	Werner Leasing de Mexico, S. de R.L. de C.V.	Mexico
9.	Werner Global Logistics U.S., LLC	Nebraska
10.	Werner Global Logistics (Barbados), SRL	Barbados
11.	Werner Receivables Company, LLC	Delaware
12.	WECC, Inc.	Nebraska
13.	Werner Global Logistics Mexico, S. de R.L. de C.V.	Mexico
14.	CG&G, Inc.	Nebraska
15.	CG&G II, Inc.	Nebraska
16.	American Institute of Trucking, Inc.	Arizona
17.	Career Path Training Corp.	Florida
18.	Werner Leasing, LLC	Nebraska
19.	ECM Associated, LLC	Delaware
20.	NEHDS Logistics, LLC	Connecticut
21.	Fab9, Inc.	Indiana